FILE NO. 82-34958

RECEIVED

2006 DEC 19 P

Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

06019407

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

11th December 2006

PROCESSED
DEC 2 2 2006
THOMSON FINANCIAL

Reference: Raiffeisen International Bank-Holding AG
<u>Information pursuant to Rule 12g3-2(b) for File No.82-34958</u>

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 10th November 2006.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

12/19

Raiffeisen INTERNATIONAL
Member of RZB Group

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IR Release

Vienna, 21th November 2006

Sale of Raiffeisenbank Ukraine closed

Raiffeisen International Bank-Holding AG closed the sale of 100 per cent of its shares in JSCB Raiffeisenbank Ukraine to OTP Bank Plc, Hungary, after all approvals by supervisory authorities had been granted. The purchase agreement had been signed on 1st June 2006.

Raiffeisenbank Ukraine (now CJSC OTP Bank) had a balance-sheet total of more than EUR 1.6 billion at the end of September 2006 and operated from 42 business outlets. The sales price amounts to EUR 650 million. For Raiffeisen International the sale produces an extraordinary gain of about EUR 470 million, which will be entered into the accounts of the fourth quarter.

With the sale of Raiffeisenbank Ukraine, Raiffeisen International did avoid the cost and time-intensive merger with Bank Aval, acquired in 2005, which has been rebranded into Raiffeisen Bank Aval for several weeks now. In addition, the sale accelerates the transformation process of Raiffeisen Bank Aval, namely its full integration into the Group (adaptation of systems, implementation of Group standards). Raiffeisen Bank Aval, which is the second-largest bank in the Ukraine with a balance-sheet total of EUR 4.1 billion and 1,330 business outlets (both figures are from 30th September 2006), will continue to play a leading role in the fast growing Ukrainian banking market.

For further information please contact:

Susanne Langer
Head of Investor Relations
Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Wien
phone +43-1-71707-2089
investor.relations@ri.co.at
http://www.ri.co.at